UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-6028

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY AGENTS’ SAVINGS AND PROFIT-SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation
150 N. Radnor Chester Road, Suite A305
Radnor, PA 19087

REQUIRED INFORMATION

Financial statements and schedule for The Lincoln National Life Insurance Company Agents’ Savings And Profit-Sharing Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Financial Statements and Supplemental Schedule

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

December 31, 2007 and 2006, and for three years ended December 31, 2007, 2006, and 2005
With Report of Independent Registered Public Accounting Firm

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006, and for three years ended December 31, 2007, 2006, and 2005

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits	2
Statements of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)	23

Report of Independent Registered Public Accounting Firm

Lincoln National Corporation Plan Administrator
Lincoln National Corporation

We have audited the accompanying statements of net assets available for plan benefits of The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial  reporting as a basis for designing audit procedures that are  appropriate in the circumstances,  but not for  the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Philadelphia, Pennsylvania	/s/ Ernst & Young LLP
March 26, 2008

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Statements of Net Assets Available for Plan Benefits

	December 31
	2007	2006
Assets
Investments:
Common stock – Lincoln National Corporation
(cost: 2007 – $33,920,977; 2006 – $35,751,944)	$47,511,770	$59,554,426
Wells Fargo Bank short-term investment account	1,564,190	1,748,430
Pooled separate accounts – The Lincoln National
Life Insurance Company Separate Accounts
(cost: 2007 – $91,414,277; 2006 – $87,337,123)	133,100,849	126,882,016
Investment contracts – The Lincoln National
Life Insurance Company	14,604,738	16,312,170
Participant loans	3,996,682	4,010,852
Total investments	200,778,229	208,507,894

Accrued interest receivable	54,904	58,106
Cash	(4,648)	740,328
Contributions receivable from participant deferrals	–	12,646
Contributions receivable from Employer companies	2,212,179	–
Total assets	203,040,664	209,318,974

Liabilities
Due to broker	214	21,546
Total liabilities	214	21,546
Net assets available for plan benefits	$203,040,450	$209,297,428

See accompanying notes.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31
	2007	2006	2005
Investment income:
Cash dividends – Lincoln National Corporation	$1,336,688	$1,431,425	$1,637,253
Interest	965,603	907,029	926,170
	2,302,291	2,338,454	2,563,423

Net realized gain on sale
and distributions of investments:
Lincoln National Corporation common stock	3,844,371	5,504,007	5,362,745
The Lincoln National Life Insurance
Company Separate Accounts	8,568,425	5,920,004	3,712,858
	12,412,796	11,424,011	9,075,603
Net change in unrealized
(depreciation) appreciation of investments	(8,070,015)	14,925,196	5,961,900
Contributions:
Participants	8,793,200	7,889,483	7,297,381
Employer companies	4,661,121	1,960,209	3,068,581
	13,454,321	9,849,692	10,365,962

Transfers (to) from affiliated plans	(36,541)	(204,186)	593,910
Deposit from Jefferson-Pilot 401(k) Plan	–	14,357,318	–
Distributions to participants	(26,167,088)	(26,009,979)	(29,711,933)
Administrative expenses	(152,742)	(173,808)	(168,180)

Net (decrease) increase in net
assets available for plan benefits	(6,256,978)	26,506,698	(1,319,315)
Net assets available for plan benefits
at beginning of the year	209,297,428	182,790,730	184,110,045
Net assets available for plan benefits
at end of the year	$203,040,450	$209,297,428	$182,790,730

See accompanying notes.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements

December 31, 2007

1. Significant Accounting Policies

Investments Valuation and Income Recognition

The investment in Lincoln National Corporation (LNC) common stock is valued at the closing sales price reported on the New York Stock Exchange Consolidated Transactions Tape on the last business day of the year.

The Wells Fargo Bank Short-Term Investment Account, which is invested in the common stock fund, is valued at cost, which approximates fair value.

The fair value of participation units in pooled separate accounts estimated by The Lincoln National Life Insurance Company (Lincoln Life) is based on quoted redemption value of the underlying investments on the last business day of the year.

The investment contracts are valued at contract value as estimated by Lincoln Life. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan (Plan) adopted FSP AAG INV-1 in 2006. The adoption did not have a material effect on the Plan’s financial statements, as interest rates are adjusted to market quarterly. Accordingly, contract value, which represents net contributions plus interest at the contract rate, approximates fair value.  The contracts are fully benefit-responsive.

Participant loans are valued at their outstanding balances, which approximate fair value.

The cost of investments sold, distributed, or forfeited is determined using the specific identification method. Investment purchases and sales are accounted for on a trade-date basis.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

Preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

New Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS 157 is effective for accounting periods beginning after November 15, 2007. Lincoln Financial Group Finance is currently evaluating the impact, if any, that the adoption of SFAS 157 will have on the Plan’s 2008 financial statements.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

2. Description of the Plan

The following description of the Plan is a summary only and is qualified in its entirety by the terms and provisions of the Plan document itself.

The Plan is a contributory, defined contribution plan which covers eligible full-time agents of Lincoln Life, Lincoln Financial Advisors Corporation and Lincoln Life & Annuity Company of New York (Employer).  Effective April 3, 2006, LNC acquired Jefferson-Pilot Financial Corporation (Jefferson-Pilot).  Jefferson-Pilot sponsored a 401(k) plan for its eligible agents.  On June 1, 2006, a plan amendment made legacy Jefferson-Pilot agents eligible to participate in the Plan, and assets from legacy Jefferson-Pilot plan accounts were transferred to this Plan.  This increased the net assets of the Plan by $14.4 million.  Also effective June 1, 2006, participants were permitted to make pre-tax contributions at a rate of at least 1% but not more than 50% of eligible earnings (increased from the 25% maximum in effect from January 1, 2004 through May 31, 2006) up to a maximum annual amount as determined under applicable law.  Highly compensated agents, as defined in the Plan, are limited to 9%.

In addition to each participant's pre-tax contributions, Employer matching contributions are provided to the Plan.  As of January 1, 2007, the Employer matching contribution for eligible participants is equal to 50% of each participant's pre-tax contributions, not to exceed 6% of eligible earnings per pay period.  Prior to January 1, 2007, the Employer matching contribution for eligible former Jefferson-Pilot agents was equal to 10% of each participant's pre-tax contribution, not to exceed 6% of eligible compensation.  In addition, the Employer may contribute an additional discretionary matching contribution, the amount of which (if any) is determined at the sole discretion of LNC's Board after a review of whether Lincoln Financial Advisors has met certain performance-based criteria.  To be eligible for the discretionary Employer match, the participant must be employed on the last day of the plan year or have died or become disabled during the plan year.  The investment of any Employer matching contributions made are directed by the participant.

Participants’ pre-tax, other contributions, and earnings thereon are fully vested at all times. Employer contributions vest based upon years of service as defined in the Plan agreement as follows:

Years of Service	Percent Vested

1	0%
2	50%
3 or more	100%

Participants direct the Plan to invest their contributions, the basic Employer matching contributions, and the Employer discretionary matching contribution in any combination of the investment options offered under the Plan.  For 2007, Employer discretionary matching contributions were made in cash, and allocated to the investment funds in accordance with the Participant’s elections. No Employer discretionary matching contributions were made for 2006. Employer discretionary matching contributions for 2005 were initially invested in the LNC Common Stock Account. Participants can immediately direct the investment of the Employer discretionary matching contributions to other investment options, subject to certain restrictions set forth in our Insider Trading and Confidentiality policy.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The Employer has the right to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, all non-vested amounts allocated to participant accounts would become fully vested.

The Plan may make loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000, but not more than the total value of the participant’s accounts, excluding Employer contributions that have not been in the Plan for two full years, less the highest outstanding loan balance in the previous 12-month period. Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%. Interest income credited was $293,769, $225,353, and  $236,082 in 2007, 2006, and 2005, respectively.  Loans may be repaid over any period selected by the participant up to a maximum repayment period of 5 years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

Upon termination of service due to disability or retirement, a participant may elect to receive either a lump-sum amount equal to the entire value of the participant’s account or an installment option if certain criteria are met; in cases of death, the participant’s beneficiary makes that election. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Vested account balances less than $1,000 are immediately distributable under the terms of the Plan, without the participant’s consent, unless the participant has made a timely election of rollover to an Individual Retirement Account or other qualified arrangement.

Each participant’s account is credited with the participant's contributions, Employer matching contributions, and applicable investment earnings thereon and is charged with an allocation of administrative expenses and applicable investment losses. Forfeited non-vested amounts are used to reduce future Employer contributions.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments

The following is a summary of assets held for investment:

	December 31, 2007				December 31, 2006
	Number of	Net Asset			Number of	Net Asset
	Shares, Units	Value	Fair		Shares, Units	Value	Fair
	or Par Value	Per Unit	Value		or Par Value	Per Unit	Value
Fair Values
Common stock – LNC**	816,073	$ 58.220	$ 47,511,770	*	896,904	$ 66.400	$ 59,554,426	*
Pooled separate account investment
contracts underwritten by Lincoln Life:
Core Equity Account	603,408.454	17.535	10,580,767	*	675,925.619	16.597	11,218,540	*
Medium Capitalization Equity Account	558,122.762	17.023	9,500,756		637,440.864	15.038	9,586,154
Short-Term Account	2,707,860.831	4.142	11,214,877	*	2,474,519.389	3.950	9,774,599
Government/Corporate Bond Account	502,647.363	9.843	4,947,357		478,163.909	9.428	4,508,225
Large Capitalization Equity Account	703,700.685	10.991	7,734,304		845,211.812	9.783	8,268,538
Balanced Account	399,671.268	9.426	3,767,261		329,975.428	8.897	2,935,692
High Yield Bond Account	842,282.306	4.488	3,780,163		861,514.961	4.386	3,778,949
Small Capitalization Equity Account	882,868.835	9.896	8,737,135		1,004,016.412	8.930	8,966,268
Value Equity Account	1,922,453.540	3.122	6,001,708		2,106,200.926	3.048	6,418,858
International Equity Account	941,916.059	12.562	11,832,632	*	1,078,128.890	12.018	12,957,276	*
Conservative Balanced Account	409,589.675	2.510	1,028,234		327,871.900	2.388	783,056
Aggressive Balanced Account	608,494.129	2.988	1,817,998		494,596.549	2.815	1,392,190
Delaware Growth and Income Account	2,079,971.566	2.138	4,446,147		2,315,835.708	2.205	5,106,881
Scudder VIT Equity 500 Index Account	4,049,051.948	1.268	5,133,793		4,198,242.064	1.208	5,071,896
Fidelity VIP Contrafund	6,414,875.498	1.906	12,229,960	*	6,248,064.787	1.625	10,151,855
Neuberger-Berman
AMT Regency Account	1,506,244.982	1.827	2,751,458		1,777,817.112	1.771	3,148,514
Social Awareness Account	1,311,610.737	1.365	1,789,955		1,514,969.167	1.329	2,014,000
American Funds Insurance
Series Global Growth	4,869,650.703	1.457	7,094,107		4,481,783.250	1.270	5,693,657
Neuberger-Berman
Mid-Cap Growth Account	3,341,287.715	1.702	5,687,874		3,099,565.265	1.391	4,312,735
Scudder VIT Small Cap Index Account	1,781,845.843	1.859	3,313,342		1,970,608.242	1.901	3,746,520
BlackRock Legacy Account	407,813.986	1.899	774,601		289,661.157	1.607	465,485
American Funds International Account	395,626.878	22.588	8,936,420		348,696.154	18.876	6,582,128
Total pooled separate accounts			133,100,849				126,882,016

Contract Value
Investment contracts
underwritten by Lincoln Life	14,604,738		14,604,738	*	16,312,170		16,312,170	*

Estimated Value
Wells Fargo Bank short-term
investment account	1,564,190		1,564,190		1,748,430		1,748,430
Participants loans	3,996,682		3,996,682		4,010,852		4,010,852
Total investments			$200,778,229				$208,507,894

* Investments that represent 5% or more of the fair value of net assets available for benefits as of the indicated date.
** Indicates party-in-interest to the Plan.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Net realized gain on sale and distribution of investments is summarized as follows:

	Year ended December 31
	2007	2006	2005
Common stock
Proceeds from disposition of stock	$7,729,845	$12,038,077	$14,876,314
Cost of stock disposed	3,885,474	6,534,070	9,513,569
Net realized gain on sale and distribution
of common stock	$3,844,371	$5,504,007	$5,362,745

Pooled separate accounts
Proceeds from disposition of units	$49,126,170	$43,764,916	$33,710,587
Cost of units disposed	40,557,745	37,844,912	29,997,729
Net realized gain on sale and distribution
of pooled separate accounts	$8,568,425	$5,920,004	$3,712,858

The net change in unrealized appreciation of investments in total and by investment classification as determined by fair value is summarized as follows:

	Year ended December 31
	2007	2006	2005

Fair value in excess of cost:
At beginning of the year	$63,347,381	$48,422,185	$42,460,285
At end of the year	55,277,366	63,347,381	48,422,185
Change in net unrealized (depreciation) appreciation of investments	$(8,070,015)	$14,925,196	$5,961,900

Common stock	$(10,211,687)	$7,023,661	$1,635,194
Pooled separate accounts	2,141,672	7,901,535	4,326,706
Change in net unrealized (depreciation) appreciation of investments	$(8,070,015)	$14,925,196	$5,961,900

The investment contracts (Guaranteed Account) earned an average interest rate of approximately 4.0% in all three years. The credited interest rates for new contributions, which approximate the current market rate, were 4.0% at both December 31, 2007 and 2006. The rate on new contributions is guaranteed through the three succeeding calendar year quarters. The credited interest rates for the remaining contract value balance, which approximate the current market rate, were 4.0% at both December 31, 2007 and 2006, and were determined based upon the performance of Lincoln Life’s general account. The credited interest rates can be changed quarterly. The minimum guaranteed rate is 3.5%. The guarantee is based on Lincoln Life’s ability to meet its financial obligations from the general assets of Lincoln Life.  Restrictions apply to the movement of funds to other investment options. The fair value of the investment contracts approximates contract value. Participants are allocated interest on the investment contacts.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options

The detail of the net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2007	Total	1	2	3	4	5	6
Assets
Investments:
Common stock	$47,511,770	$47,511,770	$–	$–	$–	$–	$–
Short-term investment fund	1,564,190	1,564,190	–	–	–	–	–
Pooled separate accounts	133,100,849	–	–	10,580,767	9,500,756	11,214,877	4,947,357
Investment contracts	14,604,738	–	14,604,738	–	–	–	–
Participant loans	3,996,682	–	–	–	–	–	–
Total investments	200,778,229	49,075,960	14,604,738	10,580,767	9,500,756	11,214,877	4,947,357

Accrued interest receivable	54,904	5,966	48,938	–	–	–	–
Cash	(4,648)	–	(4,648)	–	–	–	–
Contributions receivable
from participant deferrals	–	–	–	–	–	–	–
Contributions receivable
from Employer companies	2,212,179	2,212,179	–	–	–	–	–
Net assets	203,040,664	51,294,105	14,649,028	10,580,767	9,500,756	11,214,877	4,947,357

Liabilities
Due to broker	214	–	–	(28,320)	–	94,323	(14,387)
Total liabilities	214	–	–	(28,320)	–	94,323	(14,387)
Net assets available for plan benefits	$203,040,450	$51,294,105	$14,649,028	$10,609,087	$9,500,756	$11,120,554	$4,961,744
Number of participants
selecting investment options		1354	366	541	467	480	338

Investment Options
December 31, 2007	7	8	9	10	11	12	13
Assets
Investments:
Common stock	$–	$–	$–	$–	$–	$–	$–
Short-term investment account	–	–	–	–	–	–	–
Pooled separate accounts	7,734,304	3,767,261	3,780,163	8,737,135	6,001,708	11,832,632	1,028,234
Investment contracts	–	–	–	–	–	–	–
Participant loans	–	–	–	–	–	–	–
Total investments	7,734,304	3,767,261	3,780,163	8,737,135	6,001,708	11,832,632	1,028,234

Accrued interest receivable	–	–	–	–	–	–	–
Cash	–	–	–	–	–	–	–
Contributions receivable
from participant deferrals	–	–	–	–	–	–	–
Contributions receivable
from Employer companies	–	–	–	–	–	–	–
Net assets	7,734,304	3,767,261	3,780,163	8,737,135	6,001,708	11,832,632	1,028,234

Liabilities
Due to broker	(20,915)	–	(10,164)	(9,880)	(28,411)	(18,761)	–
Total liabilities	(20,915)	–	(10,164)	(9,880)	(28,411)	(18,761)	–
Net assets available for plan benefits	$7,755,219	$3,767,261	$3,790,327	$8,747,015	$6,030,119	$11,851,393	$1,028,234
Number of participants
selecting investment options	471	188	338	579	378	655	52

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

Investment Options
December 31, 2007	14	15	16	17	18	19	20
Assets
Investments:
Common stock	$–	$–	$–	$–	$–	$–	$–
Short-term investment account	–	–	–	–	–	–	–
Pooled separate accounts	1,817,998	4,446,147	5,133,793	12,229,960	2,751,458	1,789,955	7,094,107
Investment contracts	–	–	–	–	–	–	–
Participant loans	–	–	–	–	–	–	–
Total investments	1,817,998	4,446,147	5,133,793	12,229,960	2,751,458	1,789,955	7,094,107

Accrued interest receivable	–	–	–	–	–	–	–
Cash	–	–	–	–	–	–	–
Contributions receivable
from participant deferrals	–	–	–	–	–	–	–
Contributions receivable
from Employer companies	–	–	–	–	–	–	–
Net assets	1,817,998	4,446,147	5,133,793	12,229,960	2,751,458	1,789,955	7,094,107

Liabilities
Due to broker	–	(6,031)	–	47,210	4,918	–	(17,740)
Total liabilities	–	(6,031)	–	47,210	4,918	–	(17,740)
Net assets available for plan benefits	$1,817,998	$4,452,178	$5,133,793	$12,182,750	$2,746,540	$1,789,955	$7,111,847
Number of participants
selecting investment options	153	448	293	673	265	128	438

Investment Options
December 31, 2007	21	22	25	26	Loans
Assets
Investments:
Common stock	$–	$–	$–	$–	$–
Short-term investment account	–	–	–	–	–
Pooled separate accounts	5,687,874	3,313,342	774,601	8,936,420	–
Investment contracts	–	–	–	–	–
Participant loans	–	–	–	–	3,996,682
Total investments	5,687,874	3,313,342	774,601	8,936,420	3,996,682

Accrued interest receivable	–	–	–	–	–
Cash	–	–	–	–	–
Contributions receivable
from participant deferrals	–	–	–	–	–
Contributions receivable
from Employer companies	–	–	–	–	–
Net assets available for plan benefits	5,687,874	3,313,342	774,601	8,936,420	3,996,682

Liabilities
Due to broker	(19,496)	(8,988)	28,799	8,057	–
Total liabilities	(19,496)	(8,988)	28,799	8,057	–
Net assets available for plan benefits	$5,707,370	$3,322,330	$745,802	$8,928,363	$3,996,682
Number of participants
selecting investment options	535	383	79	654	220

Note: Investment options 23 and 24 had a zero balance as of 12/31/07 and are not shown.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2006	Total	1	2	3	4	5	6
Assets
Investments:
Common stock	$59,554,426	$59,554,426	$–	$–	$–	$–	$–
Short-term investment fund	1,748,430	1,748,430	–	–	–	–	–
Pooled separate accounts	126,882,016	–	–	11,218,540	9,586,154	9,774,599	4,508,225
Investment contracts	16,312,170	–	16,312,170	–	–	–	–
Participant loans	4,010,852	–	–	–	–	–	–
Total investments	208,507,894	61,302,856	16,312,170	11,218,540	9,586,154	9,774,599	4,508,225

Accrued interest receivable	58,106	6,410	51,123	–	–	–	–
Cash	740,328	(12,604)	752,932	–	–	–	–
Contributions receivable
from participant deferrals	12,646	12,646	–	–	–	–	–
Contributions receivable
from Employer companies	–	–	–	–	–	–	–
Net assets	209,318,974	61,309,308	17,116,225	11,218,540	9,586,154	9,774,599	4,508,225

Liabilities
Due to broker	21,546	–	204	932	398	2,661	105
Total liabilities	21,546	–	204	932	398	2,661	105
Net assets available for plan benefits	$209,297,428	$61,309,308	$17,116,021	$11,217,608	$9,585,756	$9,771,938	$4,508,120
Number of participants
selecting investment options		1518	402	623	513	557	372

Investment Options
December 31, 2006	7	8	9	10	11	12	13
Assets
Investments:
Common stock	$–	$–	$–	$–	$–	$–	$–
Short-term investment account	–	–	–	–	–	–	–
Pooled separate accounts	8,268,538	2,935,692	3,778,949	8,966,268	6,418,858	12,957,276	783,056
Investment contracts	–	–	–	–	–	–	–
Participant loans	–	–	–	–	–	–	–
Total investments	8,268,538	2,935,692	3,778,949	8,966,268	6,418,858	12,957,276	783,056

Accrued interest receivable	–	–	–	–	–	–	–
Cash	–	–	–	–	–	–	–
Contributions receivable
from participant deferrals	–	–	–	–	–	–	–
Contributions receivable
from Employer companies	–	–	–	–	–	–	–
Net assets	8,268,538	2,935,692	3,778,949	8,966,268	6,418,858	12,957,276	783,056

Liabilities
Due to broker	665	913	7	584	713	425	29
Total liabilities	665	913	7	584	713	425	29
Net assets available for plan benefits	$8,267,873	$2,934,779	$3,778,942	$8,965,684	$6,418,145	$12,956,851	$783,027
Number of participants
selecting investment options	528	183	371	622	411	703	49

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

Investment Options
December 31, 2006	14	15	16	17	18	19	20
Assets
Investments:
Common stock	$–	$–	$–	$–	$–	$–	$–
Short-term investment account	–	–	–	–	–	–	–
Pooled separate accounts	1,392,190	5,106,881	5,071,896	10,151,855	3,148,514	2,014,000	5,693,657
Investment contracts	–	–	–	–	–	–	–
Participant loans	–	–	–	–	–	–	–
Total investments	1,392,190	5,106,881	5,071,896	10,151,855	3,148,514	2,014,000	5,693,657

Accrued interest receivable	–	–	–	–	–	–	–
Cash	–	–	–	–	–	–	–
Contributions receivable
from participant deferrals	–	–	–	–	–	–	–
Contributions receivable
from Employer companies	–	–	–	–	–	–	–
Net assets	1,392,190	5,106,881	5,071,896	10,151,855	3,148,514	2,014,000	5,693,657

Liabilities
Due to broker	88	1,145	841	1,668	394	33	2,927
Total liabilities	88	1,145	841	1,668	394	33	2,927
Net assets available for plan benefits	$1,392,102	$5,105,736	$5,071,055	$10,150,187	$3,148,120	$2,013,967	$5,690,730
Number of participants
selecting investment options	143	487	295	667	268	136	396

Investment Options
December 31, 2006	21	22	25	26	Loans
Assets
Investments:
Common stock	$–	$–	$–	$–	$–
Short-term investment account	–	–	–	–	–
Pooled separate accounts	4,312,735	3,746,520	465,485	6,582,128	–
Investment contracts	–	–	–	–	–
Participant loans	–	–	–	–	4,010,852
Total investments	4,312,735	3,746,520	465,485	6,582,128	4,010,852

Accrued interest receivable	–	–	–	–	573
Cash	–	–	–	–	–
Contributions receivable
from participant deferrals	–	–	–	–	–
Contributions receivable
from Employer companies	–	–	–	–	–
Net assets available for plan benefits	4,312,735	3,746,520	465,485	6,582,128	4,011,425

Liabilities
Due to broker	944	1,104	922	3,844	–
Total liabilities	944	1,104	922	3,844	–
Net assets available for plan benefits	$4,311,791	$3,745,416	$464,563	$6,578,284	$4,011,425
Number of participants
selecting investment options	505	416	55	568	228

Note: Investment options 23 and 24 had a zero balance as of 12/31/06 and are not shown.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2007	Total	1	2	3	4	5	6
Investment income:
Cash dividends	$1,336,688	$1,336,688	$–	$–	$–	$–	$–
Interest	965,603	76,858	594,976	–	–	–	–
Total investment income	2,302,291	1,413,546	594,976	–	–	–	–
Net realized gain on sale and
distribution of investments:
Common stock	3,844,371	3,844,371	–	–	–	–	–
Pooled separate accounts	8,568,425	–	–	664,484	561,776	457,917	126,139
Total net realized gains	12,412,796	3,844,371	–	664,484	561,776	457,917	126,139
Net change in unrealized
appreciation of investments	(8,070,015)	(10,211,687)	–	(23,248)	630,889	72,885	70,687
Contributions:
Participant	8,793,200	1,253,272	205,334	488,649	378,949	185,822	222,521
Employer companies	4,661,121	2,472,984	68,051	149,632	110,506	52,493	62,216
Total contributions	13,454,321	3,726,256	273,385	638,281	489,455	238,315	284,737
Transfers (to) from affiliated plans	(36,541)	(26,046)	123,769	(91,474)	(36,589)	1,148	(55,814)
Deposit from Jefferson-Pilot 401(k) Plan	–	–	–	–	–	–	–
Distributions to participants	(26,167,088)	(5,292,358)	(2,994,094)	(928,069)	(548,062)	(5,901,943)	(241,702)
Administrative expenses	(152,742)	(38,138)	(9,642)	(7,265)	(6,359)	(23,600)	(3,031)
Net transfers	–	(3,431,147)	(455,387)	(861,230)	(1,176,110)	6,503,894	272,608
Net (decrease) increase in net
assets available for plan benefits	(6,256,978)	(10,015,203)	(2,466,993)	(608,521)	(85,000)	1,348,616	453,624
Net assets available for plan
benefits at beginning of the year	209,297,428	61,309,308	17,116,021	11,217,608	9,585,756	9,771,938	4,508,120
Net assets available for plan
benefits at end of the year	$203,040,450	$51,294,105	$14,649,028	$10,609,087	$9,500,756	$11,120,554	$4,961,744

Investment Options
December 31, 2007	7	8	9	10	11	12	13
Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	–
Total investment income	–	–	–	–	–	–	–
Net realized gain on sale and
distribution of investments:
Common stock	–	–	–	–	–	–	–
Pooled separate accounts	328,624	160,650	223,727	627,301	510,207	1,402,736	6,931
Total net realized gains	328,624	160,650	223,727	627,301	510,207	1,402,736	6,931
Net change in unrealized
appreciation of investments	567,002	16,677	(131,196)	277,677	(323,142)	(771,756)	31,719
Contributions:
Participant	495,873	232,621	227,386	461,880	385,416	673,139	31,372
Employer companies	153,408	65,594	63,133	128,953	110,044	186,021	8,513
Total contributions	649,281	298,215	290,519	590,833	495,460	859,160	39,885
Transfers (to) from affiliated plans	(58,621)	(47,208)	9,755	(48,121)	(61,018)	(31,786)	2,869
Deposit from Jefferson-Pilot 401(k) Plan	–	–	–	–	–	–	–
Distributions to participants	(643,603)	(230,133)	(426,186)	(824,414)	(535,077)	(1,532,873)	(39,414)
Administrative expenses	(5,356)	(2,150)	(2,737)	(5,918)	(4,329)	(8,767)	(593)
Net transfers	(1,349,981)	636,431	47,503	(836,027)	(470,127)	(1,022,172)	203,810
Net (decrease) increase in net
assets available for plan benefits	(512,654)	832,482	11,385	(218,669)	(388,026)	(1,105,458)	245,207
Net assets available for plan
benefits at beginning of the year	8,267,873	2,934,779	3,778,942	8,965,684	6,418,145	12,956,851	783,027
Net assets available for plan
benefits at end of the year	$7,755,219	$3,767,261	$3,790,327	$8,747,015	$6,030,119	$11,851,393	$1,028,234

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2007	14	15	16	17	18	19	20
Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	–
otal investment income	–	–	–	–	–	–	–
Net realized gain on sale and
distribution of investments:
Common stock	–	–	–	–	–	–	–
Pooled separate accounts	84,856	388,328	375,161	633,888	304,958	166,495	368,289
Total net realized gains	84,856	388,328	375,161	633,888	304,958	166,495	368,289
Net change in unrealized
appreciation of investments	(7,272)	(491,433)	(96,526)	1,059,176	(209,939)	(108,043)	478,622
Contributions:
Participant	167,729	397,221	327,593	773,153	192,216	94,470	436,375
Employer companies	47,380	123,171	94,406	229,182	56,811	23,608	115,367
Total contributions	215,109	520,392	421,999	1,002,335	249,027	118,078	551,742
Transfers (to) from affiliated plans	19,560	19,808	126,166	54,298	13,290	4,671	26,797
Deposit from Jefferson-Pilot 401(k) Plan	–	–	–	–	–	–	–
Distributions to participants	(257,743)	(517,097)	(577,682)	(1,141,743)	(339,021)	(341,781)	(675,586)
Administrative expenses	(1,075)	(3,661)	(3,428)	(7,445)	(2,128)	(1,323)	(4,290)
Net transfers	372,461	(569,895)	(182,952)	432,054	(417,767)	(62,109)	675,543
Net (decrease) increase in net
assets available for plan benefits	425,896	(653,558)	62,738	2,032,563	(401,580)	(224,012)	1,421,117
Net assets available for plan
benefits at beginning of the year	1,392,102	5,105,736	5,071,055	10,150,187	3,148,120	2,013,967	5,690,730
Net assets available for plan
benefits at end of the year	$1,817,998	$4,452,178	$5,133,793	$12,182,750	$2,746,540	$1,789,955	$7,111,847

Investment Options
December 31, 2007	21	22	23	24	25	26	Loans
Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	293,769
Total investment income	–	–	–	–	–	–	293,769
Net realized gain on sale and
distribution of investments:
Common stock	–	–	–	–	–	–	–
Pooled separate accounts	400,202	236,248	–	–	27,248	512,260	–
Total net realized gains	400,202	236,248	–	–	27,248	512,260	–
Net change in unrealized
appreciation of investments	569,104	(302,865)	–	–	45,981	786,673	–
Contributions:
Participant	333,069	321,154	–	–	29,914	478,072	–
Employer companies	98,406	89,843	–	–	7,488	143,911	–
Total contributions	431,475	410,997	–	–	37,402	621,983	–
Transfers (to) from affiliated plans	10,159	19,857	–	–	4,795	(16,806)	–
Deposit from Jefferson-Pilot 401(k) Plan	–	–	–	–	–	–	–
Distributions to participants	(712,486)	(326,627)	–	–	(34,679)	(796,203)	(308,512)
Administrative expenses	(3,443)	(2,668)	–	–	(343)	(5,053)	–
Net transfers	700,568	(458,028)	–	–	200,835	1,247,225	–
Net (decrease) increase in net
assets available for plan benefits	1,395,579	(423,086)	–	–	281,239	2,350,079	(14,743)
Net assets available for plan
benefits at beginning of the year	4,311,791	3,745,416	–	–	464,563	6,578,284	4,011,425
Net assets available for plan
benefits at end of the year	$5,707,370	$3,322,330	$–	$–	$745,802	$8,928,363	$3,996,682

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2006	Total	1	2	3	4	5	6
Investment income:
Cash dividends	$1,431,425	$1,431,425	$–	$–	$–	$–	$–
Interest	907,029	75,944	605,734	–	–	–	–
Total investment income	2,338,454	1,507,369	605,734	–	–	–	–
Net realized gain (loss) on sale and
distribution of investments:
Common stock	5,504,007	5,504,007	–	–	–	–	–
Pooled separate accounts	5,920,004	–	–	842,833	416,271	293,803	45,228
Total net realized gains (losses)	11,424,011	5,504,007	–	842,833	416,271	293,803	45,228
Net change in unrealized appreciation
(depreciation) of investments	14,925,196	7,023,661	–	562,705	431,374	144,500	215,027
Contributions:
Participant	7,889,483	892,220	219,516	534,884	444,349	156,018	190,879
Employer companies	1,960,209	167,578	62,897	147,672	127,649	45,235	39,260
Total contributions	9,849,692	1,059,798	282,413	682,556	571,998	201,253	230,139
Transfers (to) from affiliated plans	(204,186)	40,455	(80,699)	(67,104)	(15,423)	19,074	(34,410)
Deposit from Jefferson-Pilot 401(k) Plan	14,357,318	4,303,193	1,069,761	813,773	30,436	1,810,678	492,367
Distributions to participants	(26,009,979)	(7,847,021)	(964,315)	(1,479,911)	(910,747)	(2,990,725)	(329,267)
Administrative expenses	(173,808)	(35,074)	(9,740)	(7,555)	(6,643)	(59,632)	(2,117)
Net transfers	–	(5,940,883)	1,236,927	(2,362,923)	(1,044,483)	2,232,329	721,015
Net increase (decrease) in net
assets available for plan benefits	26,506,698	5,615,505	2,140,081	(1,015,626)	(527,217)	1,651,280	1,337,982
Net assets available for plan
benefits at beginning of the year	182,790,730	55,693,803	14,975,940	12,233,234	10,112,973	8,120,658	3,170,138
Net assets available for plan
benefits at end of the year	$209,297,428	$61,309,308	$17,116,021	$11,217,608	$9,585,756	$9,771,938	$4,508,120

Investment Options
December 31, 2006	7	8	9	10	11	12	13
Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	(1)	–	–	(1)	–	–	–
Total investment income	(1)	–	–	(1)	–	–	–
Net realized gain (loss) on sale and
distribution of investments:
Common stock	–	–	–	–	–	–	–
Pooled separate accounts	256,005	81,440	181,716	609,894	193,896	893,187	26,701
Total net realized gains (losses)	256,005	81,440	181,716	609,894	193,896	893,187	26,701
Net change in unrealized appreciation
(depreciation) of investments	(71,963)	172,802	191,493	13,347	782,905	1,563,299	34,529
Contributions:
Participant	538,206	193,039	229,529	536,012	380,805	715,945	33,347
Employer companies	171,749	50,772	56,584	143,170	107,499	182,614	9,907
Total contributions	709,955	243,811	286,113	679,182	488,304	898,559	43,254
Transfers (to) from affiliated plans	(52,313)	(4,143)	3,480	7,320	(10,103)	35,229	1,020
Deposit from Jefferson-Pilot 401(k) Plan	5,932	24,752	15,909	32,510	34,191	51,862	14,266
Distributions to participants	(1,295,769)	(252,933)	(432,917)	(1,022,299)	(489,132)	(1,279,486)	(11,458)
Administrative expenses	(6,458)	(1,926)	(2,201)	(6,555)	(3,642)	(7,628)	(601)
Net transfers	(1,922,722)	(92,507)	341,048	(1,170,005)	(4,430)	29,615	(92,800)
Net increase (decrease) in net
assets available for plan benefits	(2,377,334)	171,296	584,641	(856,607)	991,989	2,184,637	14,911
Net assets available for plan
benefits at beginning of the year	10,645,207	2,763,483	3,194,301	9,822,291	5,426,156	10,772,214	768,116
Net assets available for plan
benefits at end of the year	$8,267,873	$2,934,779	$3,778,942	$8,965,684	$6,418,145	$12,956,851	$783,027

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2006	14	15	16	17	18	19	20
Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	–
Total investment income	–	–	–	–	–	–	–
Net realized gain (loss) on sale and
distribution of investments:
Common stock	–	–	–	–	–	–	–
Pooled separate accounts	42,775	129,297	157,697	513,922	287,530	118,389	208,894
Total net realized gains (losses)	42,775	129,297	157,697	513,922	287,530	118,389	208,894
Net change in unrealized appreciation
(depreciation) of investments	94,353	643,058	544,507	589,751	53,486	96,001	655,306
Contributions:
Participant	137,628	267,527	270,109	661,729	201,773	110,703	364,104
Employer companies	39,834	60,562	51,132	161,104	57,863	22,939	78,005
Total contributions	177,462	328,089	321,241	822,833	259,636	133,642	442,109
Transfers (to) from affiliated plans	3,894	(5,365)	1,588	36,396	(36,824)	(8,716)	(24,011)
Deposit from Jefferson-Pilot 401(k) Plan	48,126	1,132,174	637,563	962,462	44,622	4,590	90,693
Distributions to participants	(178,780)	(541,825)	(282,709)	(1,597,150)	(653,613)	(310,567)	(681,560)
Administrative expenses	(757)	(1,872)	(2,718)	(5,732)	(2,096)	(1,220)	(2,911)
Net transfers	216,013	1,356,640	(99,373)	1,124,208	(87,474)	124,902	1,370,075
Net increase (decrease) in net
assets available for plan benefits	403,086	3,040,196	1,277,796	2,446,690	(134,733)	157,021	2,058,595
Net assets available for plan
benefits at beginning of the year	989,016	2,065,540	3,793,259	7,703,497	3,282,853	1,856,946	3,632,135
Net assets available for plan
benefits at end of the year	$1,392,102	$5,105,736	$5,071,055	$10,150,187	$3,148,120	$2,013,967	$5,690,730

Investment Options
December 31, 2006	21	22	23	24	25	26	Loans
Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	225,353
Total investment income	–	–	–	–	–	–	225,353
Net realized gain (loss) on sale and
distribution of investments:
Common stock	–	–	–	–	–	–	–
Pooled separate accounts	234,335	209,810	10,799	47,687	4,854	113,041	–
Total net realized gains (losses)	234,335	209,810	10,799	47,687	4,854	113,041	–
Net change in unrealized appreciation
(depreciation) of investments	312,430	322,834	(28,056)	(312,226)	29,581	860,492	–
Contributions:
Participant	253,827	275,516	3,465	30,702	11,262	236,389	–
Employer companies	59,929	56,075	938	8,124	2,443	48,675	–
Total contributions	313,756	331,591	4,403	38,826	13,705	285,064	–
Transfers (to) from affiliated plans	(4,642)	(55,583)	59	112	937	45,586	–
Deposit from Jefferson-Pilot 401(k) Plan	883,394	515,760	–	–	20,185	865,891	452,228
Distributions to participants	(628,815)	(386,056)	(604)	(222,058)	(69,635)	(518,743)	(631,884)
Administrative expenses	(2,324)	(1,872)	(71)	(747)	(149)	(1,567)	–
Net transfers	200,973	181,659	(255,858)	(1,455,551)	465,085	4,928,520	–
Net increase (decrease) in net
assets available for plan benefits	1,309,107	1,118,143	(269,328)	(1,903,957)	464,563	6,578,284	45,697
Net assets available for plan
benefits at beginning of the year	3,002,684	2,627,273	269,328	1,903,957	–	–	3,965,728
Net assets available for plan
benefits at end of the year	$4,311,791	$3,745,416	$–	$–	$464,563	$6,578,284	$4,011,425

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2005	Total	1	2	3	4	5	6
Investment income:
Cash dividends	$1,637,253	$1,637,253	$–	$–	$–	$–	$–
Interest	926,170	42,239	647,849	–	–	–	–
Total investment income	2,563,423	1,679,492	647,849	–	–	–	–
Net realized gain (loss) on sale and
distribution of investments:
Common stock	5,362,745	5,362,745	–	–	–	–	–
Pooled separate accounts	3,712,858	–	–	514,050	197,691	88,332	95,153
Total net realized gains (losses)	9,075,603	5,362,745	–	514,050	197,691	88,332	95,153
Net change in unrealized appreciation
(depreciation) of investments	5,961,900	1,635,194	–	77,193	700,898	133,138	(24,307)
Contributions:
Participant	7,297,381	859,454	270,526	612,107	479,192	199,702	152,453
Employer companies	3,068,581	1,150,018	85,980	186,798	155,517	53,989	41,201
Total contributions	10,365,962	2,009,472	356,506	798,905	634,709	253,691	193,654
Transfers (to) from affiliated plans	593,910	217,401	(743,178)	132,721	163,042	182,088	59,014
Distributions to participants	(29,711,933)	(7,879,541)	(4,457,185)	(2,198,565)	(1,267,810)	(2,321,490)	(298,239)
Administrative expenses	(168,180)	(36,944)	(10,716)	(8,525)	(6,746)	(57,406)	(1,926)
Net transfers	–	(10,092,131)	1,525,542	(655,420)	(837,995)	3,588,467	566,039
Net (decrease) increase in net
assets available for plan benefits	(1,319,315)	(7,104,312)	(2,681,182)	(1,339,641)	(416,211)	1,866,820	589,388
Net assets available for plan
benefits at beginning of the year	184,110,045	62,798,115	17,657,122	13,572,875	10,529,184	6,253,838	2,580,750
Net assets available for plan
benefits at end of the year	$182,790,730	$55,693,803	$14,975,940	$12,233,234	$10,112,973	$8,120,658	$3,170,138

Investment Options
December 31, 2005	7	8	9	10	11	12	13
Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	–
Total investment income	–	–	–	–	–	–	–
Net realized gain (loss) on sale and
distribution of investments:
Common stock	–	–	–	–	–	–	–
Pooled separate accounts	(44,606)	43,149	152,770	453,756	262,800	644,155	26,505
Total net realized gains (losses)	(44,606)	43,149	152,770	453,756	262,800	644,155	26,505
Net change in unrealized appreciation
(depreciation) of investments	1,351,784	100,270	(39,709)	(44,275)	34,382	540,865	(2,420)
Contributions:
Participant	625,193	199,116	193,078	589,557	425,804	630,715	46,819
Employer companies	206,728	57,264	52,986	176,482	130,489	186,837	14,330
Total contributions	831,921	256,380	246,064	766,039	556,293	817,552	61,149
Transfers (to) from affiliated plans	206,411	(1,872)	15,440	99,710	(18,544)	94,767	–
Distributions to participants	(1,204,026)	(286,433)	(496,943)	(1,158,782)	(1,034,061)	(1,465,613)	(171,537)
Administrative expenses	(6,582)	(1,529)	(1,952)	(6,865)	(4,036)	(6,781)	(363)
Net transfers	(522,226)	646,554	597,664	(1,464,873)	(452,759)	797,149	362,780
Net (decrease) increase in net
assets available for plan benefits	612,676	756,519	473,334	(1,355,290)	(655,925)	1,422,094	276,114
Net assets available for plan
benefits at beginning of the year	10,032,531	2,006,964	2,720,967	11,177,581	6,082,081	9,350,120	492,002
Net assets available for plan
benefits at end of the year	$10,645,207	$2,763,483	$3,194,301	$9,822,291	$5,426,156	$10,772,214	$768,116

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2005	14	15	16	17	18	19	20
Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	–
Total investment income	–	–	–	–	–	–	–
Net realized gain (loss) on sale and
distribution of investments:
Common stock	–	–	–	–	–	–	–
Pooled separate accounts	32,158	101,874	181,527	373,408	165,181	58,926	22,319
Total net realized gains (losses)	32,158	101,874	181,527	373,408	165,181	58,926	22,319
Net change in unrealized appreciation
(depreciation) of investments	28,796	4,754	(34,315)	599,476	167,744	107,488	332,675
Contributions:
Participant	117,921	217,327	207,077	444,807	192,202	70,734	245,289
Employer companies	33,191	61,604	55,301	129,854	55,788	18,686	70,640
Total contributions	151,112	278,931	262,378	574,661	247,990	89,420	315,929
Transfers (to) from affiliated plans	541	(135,884)	181,772	54,920	22,478	7,463	19,999
Distributions to participants	(179,329)	(393,704)	(517,067)	(1,589,320)	(441,613)	(245,708)	(420,056)
Administrative expenses	(637)	(1,278)	(2,622)	(3,996)	(1,962)	(982)	(2,019)
Net transfers	56,769	651,375	(445,191)	2,324,849	549,518	451,607	626,118
Net (decrease) increase in net
assets available for plan benefits	89,410	506,068	(373,518)	2,333,998	709,336	468,214	894,965
Net assets available for plan
benefits at beginning of the year	899,606	1,559,472	4,166,777	5,369,499	2,573,517	1,388,732	2,737,170
Net assets available for plan
benefits at end of the year	$989,016	$2,065,540	$3,793,259	$7,703,497	$3,282,853	$1,856,946	$3,632,135

Investment Options
December 31, 2005	21	22	23	24	Loans
Investment income:
Cash dividends	$–	$–	$–	$–	$–
Interest	–	–	–	–	236,082
Total investment income	–	–	–	–	236,082
Net realized gain (loss) on sale and
distribution of investments:
Common stock	–	–	–	–	–
Pooled separate accounts	87,659	176,798	12,781	66,472	–
Total net realized gains (losses)	87,659	176,798	12,781	66,472	–
Net change in unrealized appreciation
(depreciation) of investments	229,555	(114,432)	(7,020)	184,166	–
Contributions:
Participant	209,420	202,110	19,306	87,472	–
Employer companies	63,421	53,310	4,350	23,817	–
Total contributions	272,841	255,420	23,656	111,289	–
Transfers (to) from affiliated plans	19,782	12,779	402	2,658	–
Distributions to participants	(308,526)	(468,134)	(110,036)	(376,057)	(422,158)
Administrative expenses	(1,584)	(1,789)	(157)	(783)	–
Net transfers	716,823	(61,965)	38,270	1,033,036	–
Net (decrease) increase in net
assets available for plan benefits	1,016,550	(201,323)	(42,104)	1,020,781	(186,076)
Net assets available for plan
benefits at beginning of the year	1,986,134	2,828,596	311,432	883,176	4,151,804
Net assets available for plan
benefits at end of the year	$3,002,684	$2,627,273	$269,328	$1,903,957	$3,965,728

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

Information with respect to investment options is as follows:

Option	Description of Investment Option

1	LNC Common Stock Account, which invests exclusively in the stock of LNC. However, some funds may be invested in the Wells Fargo Bank Short-Term Investment Account until the LNC stock can be purchased.

2	Guaranteed Account, which invests in investment contracts underwritten by Lincoln Life. The account’s balances are backed by the general assets of Lincoln Life.

3	Core Equity Account (SA#11), which seeks to buy large capitalization stocks of well-established companies with the objective of long-term capital appreciation.

4	Medium Capitalization Equity Account (SA#17), which invests in stocks of medium-sized companies with the objective of maximum long-term total return.

5	Short-Term Account (SA#14), which invests in high-quality money market securities with the objective of maximizing interest earnings while maintaining principal.

6	Government/Corporate Bond Account (SA#12), which invests primarily in U.S. government and high-quality corporate bonds and securities.

7	Large Capitalization Equity Account (SA#23), which invests primarily in stocks of large companies that have the potential to grow 50% within 18 months from the date of purchase.

8	Balanced Account (SA#21), which invests in stocks, bonds, and money market instruments, with the objective to maximize long-term total return with a moderate level of risk.

9	High Yield Bond Account (SA#20), which invests primarily in below-investment-grade bonds, providing higher rates of return to compensate for higher risk.

10	Small Capitalization Equity Account (SA#24), which invests primarily in the stock of new, rapid growth companies.

11	Value Equity Account (SA#28), which invests in large capitalization stocks of conservative companies that are industry leaders.

12	International Equity Account (SA#22), which invests primarily in stocks of non-United States companies.

13	Conservative Balanced Account (SA#30), which invests in stocks, bonds, and money market instruments to maximize long-term total earnings with a conservative level of risk.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

14	Aggressive Balanced Account (SA#32), which invests in stocks, bonds, and money market instruments to maximize long-term total return with an aggressive level of risk.

15	Delaware Value Account (SA#61), which invests in large capitalization companies that have long-term capital appreciation potential.

16	Scudder VIT Equity 500 Index Account (SA#27), which seeks to replicate the total return of the S&P 500.

17	Fidelity VIP Contrafund (SA#35), which seeks capital appreciation by investing primarily in securities of companies whose value is not fully recognized by the market.

18	Neuberger-Berman AMT Regency Account (SA#38), which seeks capital growth by investing mainly in common stocks of mid-capitalization companies.

19	Social Awareness Account (SA#33), which seeks capital growth and social responsibility by investing in the Lincoln National Social Awareness Portfolio.

20
American Funds New Perspective Account (formerly Global Growth) (SA#34), which invests primarily in common stocks, convertibles, preferred stocks, bonds, and cash to provide long-term growth through investments all over the world.

21	Neuberger-Berman AMT Mid-Cap Growth Account (SA#37), which seeks capital appreciation using a growth-oriented investment approach.

22	Scudder VIT Small Cap Index Account, which seeks to reflect Russell 2000 performance by investing in the Small Cap Index Portfolio.

23	Janus Aspen Growth Account (SA#70), which seeks long-term growth of capital in a manner consistent with the preservation of capital.

24	Fidelity VIP Overseas Account (SA#59), which seeks long-term growth of capital by investing mainly in foreign securities.

25	Blackrock Legacy Account (SA #81), which seeks to provide long-term growth of capital.

26	American Funds Insurance Series International Fund Account (SA #54), which seeks capital appreciation by investing primarily in common stocks of companies outside the United States.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

Investment options 3 through 26 are invested in pooled separate accounts of Lincoln Life through a group annuity contract issued by Lincoln Life.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 30, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor is committed to maintaining the tax-qualified status of the Plan, operating the Plan in compliance with the Code, and correcting any inadvertent operational errors that may have occurred or could occur.

6. Tax Implications to Participants

Federal (and most states) income tax is deferred on participants contributions, the Employer's contributions, and income earned in the Plan until actual distribution or withdrawal from the Plan.

7. Transactions with Parties-in-Interest

The Plan has investments in common stock of LNC and in pooled separate accounts and investment contracts with Lincoln Life.  Lincoln Life charges the Plan for certain administrative expenses including trustee and audit fees. Total administrative expenses charged were $152,742, $173,808, and $168,180 in 2007, 2006, and 2005, respectively.

8. Concentrations of Credit Risks and Market Risks

The Plan has investments in common stock of LNC, pooled separate accounts, and unallocated investment contracts with Lincoln Life of $47,511,770, $133,100,849, and $14,604,738, respectively, at December 31, 2007 (23.4%, 65.6%, and 7.2% of net assets, respectively).  LNC and Lincoln Life operate predominately in the insurance and investment management industries.

The Plan invests in various investment securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

9. Reconciliation to Form 5500

The following is a reconciliation of net assets available for plan benefits per the 2007 statement of net assets available for plan benefits to the Form 5500:

	December 31
	2007	2006

Net assets available for plan benefits per the financial statements	$203,040,450	$209,297,428
Less: Amounts allocated to withdrawn participants	–	850,631
Net assets available for plan benefits per the Form 5500	$203,040,450	$208,446,797

The following is a reconciliation of distributions to participants per the 2007 statement of changes in net assets available for plan benefits to the Form 5500:

	December 31
	2007

Distributions to participants per the financial statements	$26,167,088
Plus: Amounts allocated to withdrawn participants at year-end	–
Less: Amounts allocated to withdrawn participants at prior year-end	850,631
Distributions to participants per the Form 5500	$25,316,457

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not yet paid.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Plan Number: 006
EIN: 35-0472300

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2007

(b)	(c)		(d)	(e)
	Description of Investment,
	Including Maturity Date
Identity of Issue, Borrower,	Rate of Interest,			Current
Lessor, or Similar Party	Par, or Maturity Value		Cost	Value

*Common stock account:
Lincoln National Corporation common stock		816,073 shares	**	$ 47,511,770
Wells Fargo Bank short-term
investment account	1,564,190 par value		**	1,564,190
				49,075,960
*Pooled separate accounts –
The Lincoln National Life Insurance
Company Separate Accounts:
Core Equity Account	603,408.454	participation units	**	10,580,767
Medium Capitalization Equity Account	558,122.762	participation units	**	9,500,756
Short-Term Account	2,707,860.831	participation units	**	11,214,877
Government/ Corporate Bond Account	502,647.363	participation units	**	4,947,357
Large Capitalization Equity Account	703,700.685	participation units	**	7,734,304
Balanced Account	399,671.268	participation units	**	3,767,261
High Yield Bond Account	842,282.306	participation units	**	3,780,163
Small Capitalization Equity Account	882,868.835	participation units	**	8,737,135
Value Equity Account	1,922,453.540	participation units	**	6,001,708
International Equity Account	941,916.059	participation units	**	11,832,632
Conservative Balanced Account	409,589.675	participation units	**	1,028,234
Aggressive Balanced Account	608,494.129	participation units	**	1,817,998
Delaware Growth and Income Account	2,079,971.566	participation units	**	4,446,147
Scudder VIT Equity 500 Index Account	4,049,051.948	participation units	**	5,133,793
Fidelity VIP Contrafund	6,414,875.498	participation units	**	12,229,960
Neuberger-Berman AMT Regency Account	1,506,244.982	participation units	**	2,751,458
Social Awareness Account	1,311,610.737	participation units	**	1,789,955
American Funds	4,869,650.703	participation units	**	7,094,107
Insurance Series Global Growth
Neuberger-Berman Mid-Cap Growth Account	3,341,287.715	participation units	**	5,687,874
Scudder VIT Small Cap Index Account	1,781,845.843	participation units	**	3,313,342
BlackRock Legacy Account	407,813.986	participation units	**	774,601
American Funds International Account	395,626.878	participation units	**	8,936,420
				133,100,849
*Investment contracts –
The Lincoln National Life
Insurance Company (Guaranteed Account)	4.00% interest rate		**	14,604,738

Participant loans	Various loans at interest rates
	varying from 5.0% to 10.50%.		–	3,996,682
				$ 200,778,229

* Indicates party-in-interest to the Plan.
** Indicates a participant-directed account. The cost disclosure is not required.

SIGNATURE

THE PLAN:  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of The Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lincoln National Life Insurance Company Agents' Savings and Profit- Sharing Plan
By: /s/ William David
Date: March 31, 2008	William David on Behalf of the Lincoln National Corporation Benefits Committee

EXHIBIT 1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-131943) pertaining to The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan of our report dated March 26, 2008, with respect to the financial statements and schedule of The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

Philadelphia, Pennsylvania	/s/ Ernst & Young LLP
March 26, 2008